Exhibit 99

Selected Data

Quarterly Financial Information (Unaudited)

(In thousands, except per share amounts)	First	Second	Third	Fourth	Total

2003
Total revenues	$9,088	$9,869	$9,394	$11,194	$39,545
Income (loss) from operations	884	199	437	(74)	1,446
Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	778	44	41	(773)	90
Net income (loss)	725	10	58	(752)	41

Earnings Per Share:
Basic:
Income (loss) before cumulative effect of change in accounting principle, net of tax	$0.040	$0.000	$0.003	$(0.037)	$0.006
Net income (loss)	$0.036	$0.000	$0.003	$(0.037)	$0.002

Diluted:
Income (loss) before cumulative effect of change in accounting principle, net of tax	$0.039	$0.000	$0.003	$(0.037)	$0.005
Net income (loss)	$0.036	$0.000	$0.003	$(0.037)	$0.002

2002
Total revenues	$1,909	$4,079	$5,954	$7,016	$18,958
Income (loss) from operations	(743)	708	1,004	(1,030)	(61)
Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	(772)	646	939	(1,115)	(302)
Net income (loss)	(716)	543	932	(1,070)	(311)

Earnings Per Share:
Basic:
Income (loss) before cumulative effect of change in accounting principle, net of tax	$(0.041)	$0.029	$0.047	$(0.051)	$(0.016)
Net income (loss)	$(0.041)	$0.029	$0.047	$(0.051)	$(0.016)

Diluted:
Income (loss) before cumulative effect of change in accounting principle, net of tax	$(0.041)	$0.027	$0.044	$(0.046)	$(0.016)
Net income (loss)	$(0.041)	$0.027	$0.044	$(0.046)	$(0.016)